UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

57665R106

(CUSIP Number)

Martin W. Korman, Esq.

Katherine H. Ku, Esq.

Wilson Sonsini Goodrich & Rosati P.C.

633 West Fifth Street, Suite 1550

Los Angeles, CA 90071

Telephone: (323) 210-2900

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

August 4, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sean Rad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,887,088 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,887,088 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,887,088 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) The aggregate number includes 10,886,088 stock options, all of which are presently exercisable.  These stock options may be settled (i) at the election of Match Group, Inc., a Delaware corporation (“Match” or the “Issuer”), in shares of common stock, par value $0.001 per share (the “Common Stock”), of Match or (until such time as IAC/InterActiveCorp, a Delaware corporation (“IAC”), ceases to own shares representing a majority of the combined voting power of the outstanding Common Stock, Class B Common Stock, par value $0.001 per share, of Match (the “Class B Common Stock”), and Class C Common Stock, par value $0.001 per share, of Match) shares of common stock, par value $0.001 per share, of IAC, if Sean Rad (the “Reporting Person”) elects to “net settle” such options by having shares withheld to cover the exercise price and any applicable withholding taxes, or (ii) in shares of Common Stock, if the Reporting Person elects to pay the exercise price and any applicable withholding taxes in cash.  These stock options resulted from the merger of Tinder, Inc., a Delaware corporation, with and into Match on July 13, 2017, and the currently reported number of options was calculated based on numbers provided to the Reporting Person by the Issuer.

(2) Based on 52,293,740 shares of Common Stock outstanding as of July 28, 2017.

Introductory Note

The Report on Schedule 13D relating to the Common Stock of Match, initially filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on July 24, 2017 (the “Initial Schedule 13D”), is hereby amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 1 to the Initial Schedule 13D.

The information set forth in the Introductory Note of the Initial Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person may be deemed to beneficially own, as of August 8, 2017, 1,000 shares of Match’s Common Stock, and stock options for the purchase of 10,886,088 shares of Common Stock that are presently exercisable.  In aggregate, the Reporting Person may be deemed to beneficially own 10,887,088 shares of Common Stock, representing approximately 17.2% of Match’s outstanding Common Stock based on 52,293,740 shares of Common Stock outstanding as of July 28, 2017.

The 10,887,088 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person as of August 8, 2017 represent approximately 0.5% of the combined total voting power of Match’s Common Stock and Class B Common Stock as of such date. Assuming the conversion of all outstanding shares of Class B Common Stock into Common Stock, as of August 8, 2017, the Reporting Person may be deemed to beneficially own approximately 4.0% of Match’s outstanding capital stock. All beneficial ownership percentages in this paragraph are based on 52,293,740 shares of Common Stock and 209,919,402 shares of Class B Common Stock outstanding, in each case as of July 28, 2017.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

The Common Stock which the Reporting Person may be deemed to beneficially own is comprised entirely of stock options for the purchase of 10,886,088 shares of Common Stock, all of which are presently exercisable, and 1,000 shares of Match’s Common Stock.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a)                                 On August 4 and August 6, 2017, the Reporting Person exercised options to acquire the following shares of Common Stock, at the corresponding exercise prices:

i.	4,166,139 shares of Common Stock with an exercise price of $0.06 per share;
ii.	889,210 shares of Common Stock with an exercise price of $0.27 per share;
iii.	889,210 shares of Common Stock with an exercise price of $0.54 per share;
iv.	889,210 shares of Common Stock with an exercise price of $0.80 per share;
v.	889,210 shares of Common Stock with an exercise price of $1.07 per share;
vi.	833,279 shares of Common Stock with an exercise price of $1.10 per share;
vii.	177,841 shares of Common Stock with an exercise price of $1.27 per share;
viii.	177,841 shares of Common Stock with an exercise price of $1.49 per share;
ix.	177,841 shares of Common Stock with an exercise price of $1.72 per share;
x.	177,841 shares of Common Stock with an exercise price of $1.94 per share; and
xi.	1,618,206 shares of Common Stock with an exercise price of $2.17 per share.

Match settled these exercised options with an aggregate net cash payment equal to $94,413,552.06, after deducting the exercise price and applicable tax withholdings, in lieu of shares of Common Stock or shares of common stock, par value $0.001 per share, of IAC.  The net cash payment was determined based on the closing price of a share of Common Stock on August 3, 2017, which was $18.89.

After giving effect to these exercises, the Reporting Person may be deemed to beneficially own 10,887,088 shares of Common Stock of Match, comprised of 1,000 shares of Common Stock and stock options with respect to 10,886,088 shares of Common Stock, all of which are presently exercisable. The Reporting Person may be deemed to beneficially own approximately 17.2% of the Common Stock of Match, based on 52,293,740 shares of Common Stock outstanding as of July 28, 2017 and assuming that the shares of Common Stock underlying 10,886,088 stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

(b)                                 The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all 1,000 shares of Common Stock referred to above.  And upon the exercise of the 10,886,088 stock options that are presently exercisable, the Reporting Person will have the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the 10,886,088 shares of Common Stock of Match underlying the stock options.

(c)                                  Except as disclosed in this Statement, the Reporting Person has not effected any transaction in the Common Stock of Match in the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this Statement is true, complete and correct.

/s/ Sean Rad
Dated: August 8, 2017	Sean Rad